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Securities and Exchange Commission
Division of Corporation Finance
450 5th Street, NW
Washington, D.C. 20549

Attention: Mr. Jeff Minton
Mail Stop 4-7


Re:     ICO-Teledesic Global Limited
        New ICO Global Communications (Holdings) Limited
        Request Under Rule 477 for Withdrawal of Registration Statement on Form S-4 (File Nos. 333-46230/46230-1)

Dear Mr. Minton:

I am the Chief Executive Officer of ICO-Teledesic Global Limited and New ICO Global Communications (Holdings) Limited (the "CO-Registrants"). Pursuant to Commission Rule 477, and due to internal developments as well as developments in the capital markets, on behalf of the Co-Registrants I hereby request that the Registration Statement on Form S-4, as amended (File Nos. 333-46230/46230-1) be withdrawn from further consideration by the Commission. No securities were sold in connection with the offering.



Sincerely,


Greg Clarke
Chief Executive Officer
ICO-Teledesic Global Limited
New ICO Global Communications (Holdings) Limited